UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number: 1-14201

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

SEMPRA 488 8th Avenue San Diego, California 92101

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy
Savings Plan
Employer ID No: 33-0732627
Plan Number: 002
Financial Statements as of December 31, 2022 and 2021,
and for the Year Ended December 31, 2022, Supplemental
Schedule as of December 31, 2022, and Report of Independent
Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Sempra Energy Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 16, 2023

We have served as the auditor of the Plan since 1998.

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SEMPRA ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
(Dollars in thousands)

	December 31,	December 31,
	2022	2021
ASSETS
INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	$373,984	$420,821

RECEIVABLES:
Notes receivable from participants	2,689	2,380
Dividends	514	521
Employer contributions	95	86
Participant contributions	278	257

Total receivables	3,576	3,244

TOTAL ASSETS	377,560	424,065

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$377,560	$424,065

See Notes to Financial Statements.
2

SEMPRA ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Dollars in thousands)

ADDITIONS:
Contributions:
Employer, net of forfeitures	$4,371
Participant	13,540
Participant rollovers	2,268

Total contributions	20,179

Interest income on notes receivable from participants	119

Total additions	20,298

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust	47,885
Distributions to participants or their beneficiaries	21,332
Administrative expenses	39

Total deductions	69,256

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(48,958)

PLAN TRANSFERS:
From plans of related entities	8,478
To plans of related entities	(6,025)

Net plan transfers	2,453

NET DECREASE IN NET ASSETS	(46,505)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	424,065

End of year	$377,560

See Notes to Financial Statements.
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SEMPRA ENERGY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.    PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of Sempra (the Company, Employer or Plan Sponsor), previously Sempra Energy prior to May 2023 and doing business as Sempra since July 2021, or any affiliate who has adopted this Plan with retirement benefits. In conjunction with the name change to Sempra, the Plan, the Sempra Energy Savings Master Trust (the Master Trust), and other bodies charged with governance and/or oversight of the Plan are in process of being administratively renamed, which is not yet complete. All employees, both full-time or part-time, are eligible to participate immediately in the Plan after their date of hire. Participants are eligible to receive an Employer non-elective matching contribution. Employees may make regular savings investments in Sempra common stock through the Stock Investment Fund (Sempra Stock Fund), which is invested solely in Sempra common stock. Alternatively, participants may also elect to invest in other optional investments permitted by the Plan (further discussed below). The Sempra Energy Pension and Benefits Committee manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Transfers — Employees transfer between the Company and related entities for various reasons, and this results in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay (in increments of 1%) on a pretax basis, an after-tax basis or a combination thereof. Eligible participants may also make designated after-tax Roth contributions and rollovers to the Plan, as well as make in-Plan Roth conversions. The Internal Revenue Code (IRC) limited total individual pretax contributions to $20,500 for 2022. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $61,000 for 2022. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,500 on a pretax basis for 2022.
The Plan allows for automatic enrollment of and automatic deferral for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2022 was the T. Rowe Price Retirement Trust option that most closely aligned with the employee’s expected year of retirement at age 65.
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Employer Non-Elective Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Employer’s matching contributions can be made in Sempra common stock, cash or any combination thereof at the discretion of the Plan Sponsor. Employer matching contributions made in cash are subsequently invested into any of the Plan’s designated investments according to each participant’s investment election; employer matching contributions made in Sempra common stock can be transferred, all or in part, into any of the Plan’s other designated investments at the election of the participant.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Vesting — Participant contributions are fully vested at all times. Vesting of the Employer non-elective matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Employer non-elective matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Master Trust (see Note 4). Employees elect to have their contributions and Employer non-elective matching contributions made in cash invested in increments of 1% in various investment options. Available investment options as of December 31, 2022 included:
•Sempra common stock through the Sempra Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, State Street Global Advisors (SSGA), and The Vanguard Group, Inc.;
•Custom investment funds (see below) offered through TRP and the Northern Trust Company; and
•A broad range of investments through a self-directed brokerage account, Schwab Personal Choice Retirement Account (SPCRA). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. The SPCRA allows participants to invest in any listed fund or security except Sempra common stock.
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Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and similar employee benefit plans sponsored by Sempra and are invested in one or more underlying investments, which may include mutual funds and/or common/collective trusts. Prior to 2023, the Sempra Energy Savings Plan Fiduciary Committee made the decisions about selecting, monitoring and allocating assets between the investment managers and underlying investments within each custom investment fund. In 2023, this committee was dissolved and these responsibilities were assumed by the Sempra Energy Pension and Benefits Committee. The custom investment funds and their underlying target investment allocations are as follows below. Actual allocations may periodically deviate from target allocations due to market conditions and other factors.
•The International Equity Fund is a multi-manager structure with target allocations at December 31, 2022 and December 31, 2021 as follows:

	Target Allocation %
	December 31,	December 31,
	2022	2021
Schroder International Equity Trust	56.1%	56.1%
Fidelity Institutional Asset Management (FIAM) Select Emerging Market Equity Commingled Pool	28.5%	28.5%
FIAM Select International Small Cap Commingled Pool	10.4%	10.4%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5.0%	5.0%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure with target allocations at December 31, 2022 and December 31, 2021 as follows:

	Target Allocation %
	December 31,	December 31,
	2022	2021
T. Rowe Price Institutional Small-Cap Stock Fund	32.0%	32.0%
AllianceBernstein U.S. Small & Mid Cap Value Collective Investment Trust	31.5%	31.5%
Loomis Sayles Small/Mid Cap Growth Trust	31.5%	31.5%
State Street Russell Small/Mid Cap Index Non-Lending Series Fund	5.0%	5.0%
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
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Payment of Dividends — Active participants may elect at any time either to receive distributions of cash dividends on the shares of Sempra common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra common stock held in their account will receive such dividends in cash or have them reinvested in Sempra common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement, permanent disability or death, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan (subject to the required minimum distribution rules under U.S. federal tax laws), roll the entire amount to another qualified retirement plan or individual retirement account, receive a partial withdrawal, or receive their vested account balance in a single lump-sum payment in cash or in Sempra common stock for any portion of their account held in Sempra common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments.
The accounts of terminated participants with account balances from $1,001 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances of $1,000 or less automatically receive a lump-sum cash payment, with the ability to elect to rollover the balance to another employer’s qualified retirement plan or individual retirement account if the account balance is greater than $200.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their Employer contributions and the net assets of the Plan would be distributed to the participants.
Related Party and Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
Additionally, at December 31, 2022 and 2021, the Plan held, through the Master Trust, 448,788 shares and 472,294 shares, respectively, of Sempra common stock with a cost basis of $35,061,000 and $35,152,000, respectively. For shares of Sempra common stock held during the year ended December 31, 2022, the Plan recorded related dividend income of $2,069,000, which is included in Net investment loss in the Statement of Changes in Net Assets Available for Benefits.
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Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her vested account balance, or $50,000 less the participant’s highest outstanding loan balance in the preceding 12 months, whichever is less. The minimum amount that can be borrowed is $1,000. The fee charged for processing a loan is paid by the participant who takes out the loan and the participant also is charged an annual maintenance fee for each year a loan is outstanding. Participants may have up to two loans outstanding, both of which can be primary residence loans. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At December 31, 2022 and 2021, interest rates on participant loans ranged from 3.99% to 8.00% and 3.99% to 9.25%, respectively, and participant loans outstanding at December 31, 2022 had maturity dates through November 2037.
Forfeited Accounts — If a participant’s employment terminates prior to being fully vested in their Employer contributions, the non-vested portion of their account is forfeited. Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $10,000 and $13,000, respectively. In 2022, Employer contributions were reduced by $30,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option for cash dividends received on shares of Sempra common stock held in participants’ accounts through the Sempra Stock Fund and the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

8

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — As discussed in Notes 1 and 4, the Plan invests in various investment instruments through the Master Trust. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and market risk. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Plan’s investment consists of an interest in the Master Trust. The Plan’s interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 5 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Investment income consists of net appreciation (depreciation) in the fair value of investments and dividend income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Dividend income is recorded on the ex-dividend date.
Concentrations of Investments — Included in Plan investments, held through the Master Trust, at December 31, 2022 and 2021, are shares of Sempra common stock of $69,356 and $62,475, respectively. This investment represents 18.6% and 14.9% of total Plan investments at December 31, 2022 and 2021, respectively. A significant decline in the market value of Sempra common stock would significantly affect the Plan’s net assets available for benefits.
Additionally, the Master Trust has a significant concentration of investments in mutual funds and common/collective trusts offered by TRP and The Vanguard Group, Inc. at December 31, 2022 and 2021. A significant decline in the market value of these investments would significantly affect the Plan’s net assets available for benefits. The Plan’s share of these investments, held through the Master Trust, are as follows (dollars in thousands):

	December 31, 2022		December 31, 2021
	Amount	% of Plan Investments	Amount	% of Plan Investments
TRP	$180,483	48.3%	$205,984	49.0%
The Vanguard Group, Inc.	80,169	21.4%	95,570	22.7%
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2022 or 2021.
9

Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. Interest income is recorded on an accrual basis. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid principal balance and interest due to the Plan is treated as a deemed distribution to the participant. Deemed distributions are reported as taxable distributions to participants for purposes of reporting in the Form 5500; however, deemed distributions remain classified as notes receivable from participants until a qualifying distributable event occurs for purposes of reporting in conformity with GAAP.
Administrative Expenses — Each participant is charged an annual recordkeeping fee, which is paid on a monthly basis. The Company pays this fee for each participant during their first 23 months of employment. After 23 months of employment, this fee is charged to participants and deducted from participants’ accounts. Additionally, investment management fees (including fees associated with brokerage activity in the SPCRA), loan origination fees, loan maintenance fees and rollover fees charged by the receiving financial institution, when applicable, are charged to participants and deducted from participants’ accounts.
Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

3.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated June 10, 2014 that the Plan and the Master Trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. Additionally, in December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in statutory and administrative requirements. This list is published annually. The Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to remain tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INTEREST IN THE MASTER TRUST
The Plan’s investment consists of a divided interest, as discussed below, in the Master Trust. A portion of this interest in the Master Trust is held in a trust account at TRP and the remainder is held in a trust account at the Northern Trust Company, who acts as an agent for TRP and is the custodian of the custom investment funds, except the U.S. Large Cap Equity Fund for which TRP is the custodian. Use of the Master Trust permits the commingling of the trust assets of this and other similar employee benefit plans sponsored by Sempra or an affiliate for investment and administrative purposes. The Plan’s interest in the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of the Master Trust’s investments and each individual Plan participant’s share of each investment. Administrative expenses of the Master Trust are allocated to the Plan based upon each individual Plan participant’s share of each investment or the participant’s transaction in a specific investment.
10

The net assets available for benefits of the Master Trust at December 31, 2022 and 2021 are summarized as follows (dollars in thousands):

	December 31, 2022
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,104,991	$69,356
Mutual funds	294,350	23,903
Common/collective trusts	2,953,882	280,725

Master Trust investments	4,353,223	373,984

Plus:
Non-interest bearing cash	—	—
Dividends receivable	8,255	514
Employer contributions receivable	1,575	95
Participant contributions receivable	5,112	278

Net assets available for benefits of the Master Trust	$4,368,165	$374,871

	December 31, 2021
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,030,456	$62,475
Mutual funds	387,519	28,218
Common/collective trusts	3,540,180	330,128

Master Trust investments	4,958,155	420,821

Plus:
Non-interest bearing cash	772	—
Dividends receivable	8,635	521
Employer contributions receivable	1,483	86
Participant contributions receivable	4,916	257

Net assets available for benefits of the Master Trust	$4,973,961	$421,685

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Net depreciation in fair value of investments and dividend income for the Master Trust for the year ended December 31, 2022, are as follows (dollars in thousands):

Year Ended December 31, 2022
Net appreciation (depreciation) in fair value of investments:
Sempra common stock	$176,262
Mutual funds	(88,736)
Common/collective trusts	(587,736)

Net depreciation in fair value of investments	$(500,210)

Dividend income	$46,894

5.    FAIR VALUE MEASUREMENTS
Plan management applies recurring fair value measurements to certain assets and liabilities. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.
The fair value hierarchy used by Plan management prioritizes the inputs used to measure fair value, with the highest priority given to observable inputs and the lowest priority given to unobservable inputs, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

12

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2022 and 2021 (dollars in thousands):

	December 31,	December 31,
	2022	2021
Level 1 investments:
Sempra common stock	$1,104,991	$1,030,456
Mutual funds	294,350	387,519

Total Level 1 investments	1,399,341	1,417,975

Investments measured at net asset value (NAV)*:
Common/collective trusts	2,953,882	3,540,180

Total Master Trust investments	$4,353,223	$4,958,155
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2022 or 2021.
The following is a description of the valuation methodologies and assumptions used to estimate the fair values of the investments in the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual funds are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Common/Collective Trusts — NAV is used as a practical expedient to estimate the fair value of participation units held in common/collective trust funds, for which the reported NAV reflects recent transaction prices. The NAV is provided by the trustee of each common/collective trust. Apart from the stable value fund, each common/collective trust allows for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement, has no unfunded commitments, and has no other redemption restrictions.
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The stable value fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell its investment for an amount different from the reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment in the stable value fund for any purpose other than for benefit payments, participant loans, participant-directed investment transfers, and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the investment in the fund due to termination of the Master Trust. There are no unfunded commitments related to the stable value fund.
The valuation methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

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14

SUPPLEMENTAL SCHEDULE

15

SEMPRA ENERGY SAVINGS PLAN
Employer ID No: 33-0732627
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 3.99% to 8.00%; maturities through November 2037	**
$2,688,925

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

16

San Diego Gas & Electric Company Savings Plan
Employer ID No: 95-1184800
Plan Number: 001
Financial Statements as of December 31, 2022 and 2021,
and for the Year Ended December 31, 2022, Supplemental
Schedule as of December 31, 2022, and Report of Independent
Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
San Diego Gas & Electric Company Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 16, 2023

We have served as the Plan’s auditor since at least 1980; however, an earlier year could not be reliably determined.
1

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
(Dollars in thousands)

	December 31,	December 31,
	2022	2021
ASSETS
INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	$1,637,235	$1,906,039

RECEIVABLES:
Notes receivable from participants	27,128	26,300
Dividends	3,015	3,232
Employer contributions	565	516
Participant contributions	1,933	1,718

Total receivables	32,641	31,766

TOTAL ASSETS	1,669,876	1,937,805

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$1,669,876	$1,937,805

See Notes to Financial Statements.
2

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Dollars in thousands)

ADDITIONS:
Contributions:
Employer, net of forfeitures	$18,777
Participant	72,683
Participant rollovers	5,923

Total contributions	97,383

Interest income on notes receivable from participants	1,227

Total additions	98,610

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust	181,977
Distributions to participants or their beneficiaries	181,849
Administrative expenses	202

Total deductions	364,028

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(265,418)

PLAN TRANSFERS:
From plans of related entities	6,342
To plans of related entities	(8,853)

Net plan transfers	(2,511)

NET DECREASE IN NET ASSETS	(267,929)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,937,805

End of year	$1,669,876

See Notes to Financial Statements.
3

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.    PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company, Employer or Plan Sponsor) with retirement benefits. All employees, both full-time or part-time, are eligible to participate immediately in the Plan after their date of hire. Participants are eligible to receive an Employer non-elective matching contribution. Employees may make regular savings investments in the common stock of Sempra (previously Sempra Energy prior to May 2023 and doing business as Sempra since July 2021), the indirect parent company of the Employer, through the Stock Investment Fund (Sempra Stock Fund), which is invested solely in Sempra common stock. In conjunction with the name change to Sempra, the Sempra Energy Savings Master Trust (the Master Trust) and other bodies charged with governance and/or oversight of the Plan are in process of being administratively renamed, which is not yet complete. Alternatively, participants may also elect to invest in other optional investments permitted by the Plan (further discussed below). The Sempra Energy Pension and Benefits Committee manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Transfers — Employees transfer between the Company and related entities for various reasons, and this results in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay (in increments of 1%) on a pretax basis, an after-tax basis or a combination thereof. Eligible participants may also make designated after-tax Roth contributions and rollovers to the Plan, as well as make in-Plan Roth conversions. The Internal Revenue Code (IRC) limited total individual pretax contributions to $20,500 for 2022. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $61,000 for 2022. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,500 on a pretax basis for 2022.
The Plan allows for automatic enrollment of and automatic deferral for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2022 was the T. Rowe Price Retirement Trust option that most closely aligned with the employee’s expected year of retirement at age 65.
4

Employer Non-Elective Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Employer’s matching contributions can be made in Sempra common stock, cash or any combination thereof at the discretion of the Plan Sponsor. Employer matching contributions made in cash are subsequently invested into any of the Plan’s designated investments according to each participant’s investment election; employer matching contributions made in Sempra common stock can be transferred, all or in part, into any of the Plan’s other designated investments at the election of the participant.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Vesting — Participant contributions are fully vested at all times. Vesting of the Employer non-elective matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Employer non-elective matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Master Trust (see Note 4). Employees elect to have their contributions and Employer non-elective matching contributions made in cash invested in increments of 1% in various investment options. Available investment options as of December 31, 2022 included:
•Sempra common stock through the Sempra Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, State Street Global Advisors (SSGA), and The Vanguard Group, Inc.;
•Custom investment funds (see below) offered through TRP and the Northern Trust Company; and
•A broad range of investments through a self-directed brokerage account, Schwab Personal Choice Retirement Account (SPCRA). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. The SPCRA allows participants to invest in any listed fund or security except Sempra common stock.
5

Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and similar employee benefit plans sponsored by Sempra and are invested in one or more underlying investments, which may include mutual funds and/or common/collective trusts. Prior to 2023, the Sempra Energy Savings Plan Fiduciary Committee made the decisions about selecting, monitoring and allocating assets between the investment managers and underlying investments within each custom investment fund. In 2023, this committee was dissolved and these responsibilities were assumed by the Sempra Energy Pension and Benefits Committee. The custom investment funds and their underlying target investment allocations are as follows below. Actual allocations may periodically deviate from target allocations due to market conditions and other factors.
•The International Equity Fund is a multi-manager structure with target allocations at December 31, 2022 and December 31, 2021 as follows:

	Target Allocation %
	December 31,	December 31,
	2022	2021
Schroder International Equity Trust	56.1%	56.1%
Fidelity Institutional Asset Management (FIAM) Select Emerging Market Equity Commingled Pool	28.5%	28.5%
FIAM Select International Small Cap Commingled Pool	10.4%	10.4%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5.0%	5.0%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure with target allocations at December 31, 2022 and December 31, 2021 as follows:

	Target Allocation %
	December 31,	December 31,
	2022	2021
T. Rowe Price Institutional Small-Cap Stock Fund	32.0%	32.0%
AllianceBernstein U.S. Small & Mid Cap Value Collective Investment Trust	31.5%	31.5%
Loomis Sayles Small/Mid Cap Growth Trust	31.5%	31.5%
State Street Russell Small/Mid Cap Index Non-Lending Series Fund	5.0%	5.0%
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
6

Payment of Dividends — Active participants may elect at any time either to receive distributions of cash dividends on the shares of Sempra common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra common stock held in their account will receive such dividends in cash or have them reinvested in Sempra common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement, permanent disability or death, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan (subject to the required minimum distribution rules under U.S. federal tax laws), roll the entire amount to another qualified retirement plan or individual retirement account, receive a partial withdrawal, or receive their vested account balance in a single lump-sum payment in cash or in Sempra common stock for any portion of their account held in Sempra common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments.
The accounts of terminated participants with account balances from $1,001 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances of $1,000 or less automatically receive a lump-sum cash payment, with the ability to elect to rollover the balance to another employer’s qualified retirement plan or individual retirement account if the account balance is greater than $200.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their Employer contributions and the net assets of the Plan would be distributed to the participants.
Related Party and Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
Additionally, at December 31, 2022 and 2021, the Plan held, through the Master Trust, 2,606,117 shares and 2,916,851 shares, respectively, of Sempra common stock with a cost basis of $206,191,000 and $218,024,000, respectively. For shares of Sempra common stock held during the year ended December 31, 2022, the Plan recorded related dividend income of $12,519,000, which is included in Net investment loss in the Statement of Changes in Net Assets Available for Benefits.
7

Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra and the Company. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her vested account balance, or $50,000 less the participant’s highest outstanding loan balance in the preceding 12 months, whichever is less. The minimum amount that can be borrowed is $1,000. The fee charged for processing a loan is paid by the participant who takes out the loan and the participant also is charged an annual maintenance fee for each year a loan is outstanding. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At December 31, 2022 and 2021, interest rates on participant loans ranged from 4.25% to 8.25% and 4.25% to 8.75%, respectively, and participant loans outstanding at December 31, 2022 had maturity dates through January 2038.
Forfeited Accounts — If a participant’s employment terminates prior to being fully vested in their Employer contributions, the non-vested portion of their account is forfeited. Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $5,000 and $31,000, respectively. In 2022, Employer contributions were reduced by $47,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option for cash dividends received on shares of Sempra common stock held in participants’ accounts through the Sempra Stock Fund and the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

8

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — As discussed in Notes 1 and 4, the Plan invests in various investment instruments through the Master Trust. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and market risk. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Plan’s investment consists of an interest in the Master Trust. The Plan’s interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 5 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Investment income consists of net appreciation (depreciation) in the fair value of investments and dividend income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Dividend income is recorded on the ex-dividend date.
Concentrations of Investments — Included in Plan investments, held through the Master Trust, at December 31, 2022 and 2021, are shares of Sempra common stock of $402,749 and $385,841, respectively. This investment represents 24.6% and 20.2% of total Plan investments at December 31, 2022 and 2021, respectively. A significant decline in the market value of Sempra common stock would significantly affect the Plan’s net assets available for benefits.
Additionally, the Master Trust has a significant concentration of investments in mutual funds and common/collective trusts offered by TRP and The Vanguard Group, Inc. at December 31, 2022 and 2021. A significant decline in the market value of these investments would significantly affect the Plan’s net assets available for benefits. The Plan’s share of these investments, held through the Master Trust, are as follows (dollars in thousands):

	December 31, 2022		December 31, 2021
	Amount	% of Plan Investments	Amount	% of Plan Investments
TRP	$728,911	44.5%	$844,446	44.3%
The Vanguard Group, Inc.	305,858	18.7%	394,843	20.7%
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2022 or 2021.
9

Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. Interest income is recorded on an accrual basis. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid principal balance and interest due to the Plan is treated as a deemed distribution to the participant. Deemed distributions are reported as taxable distributions to participants for purposes of reporting in the Form 5500; however, deemed distributions remain classified as notes receivable from participants until a qualifying distributable event occurs for purposes of reporting in conformity with GAAP.
Administrative Expenses — Each participant is charged an annual recordkeeping fee, which is paid on a monthly basis. The Company pays this fee for each participant during their first 23 months of employment. After 23 months of employment, this fee is charged to participants and deducted from participants’ accounts. Additionally, investment management fees (including fees associated with brokerage activity in the SPCRA), loan origination fees, loan maintenance fees and rollover fees charged by the receiving financial institution, when applicable, are charged to participants and deducted from participants’ accounts.
Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

3.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated July 12, 2017 that the Plan and the Master Trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. Additionally, in December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in statutory and administrative requirements. This list is published annually. The Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to remain tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INTEREST IN THE MASTER TRUST
The Plan’s investment consists of a divided interest, as discussed below, in the Master Trust. A portion of this interest in the Master Trust is held in a trust account at TRP and the remainder is held in a trust account at the Northern Trust Company, who acts as an agent for TRP and is the custodian of the custom investment funds, except the U.S. Large Cap Equity Fund for which TRP is the custodian. Use of the Master Trust permits the commingling of the trust assets of this and other similar employee benefit plans sponsored by Sempra or an affiliate for investment and administrative purposes. The Plan’s interest in the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of the Master Trust’s investments and each individual Plan participant’s share of each investment. Administrative expenses of the Master Trust are allocated to the Plan based upon each individual Plan participant’s share of each investment or the participant’s transaction in a specific investment.
10

The net assets available for benefits of the Master Trust at December 31, 2022 and 2021 are summarized as follows (dollars in thousands):

	December 31, 2022
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,104,991	$402,749
Mutual funds	294,350	124,433
Common/collective trusts	2,953,882	1,110,053

Master Trust investments	4,353,223	1,637,235

Plus:
Non-interest bearing cash	—	—
Dividends receivable	8,255	3,015
Employer contributions receivable	1,575	565
Participant contributions receivable	5,112	1,933

Net assets available for benefits of the Master Trust	$4,368,165	$1,642,748

	December 31, 2021
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,030,456	$385,841
Mutual funds	387,519	167,058
Common/collective trusts	3,540,180	1,353,140

Master Trust investments	4,958,155	1,906,039

Plus:
Non-interest bearing cash	772	—
Dividends receivable	8,635	3,232
Employer contributions receivable	1,483	516
Participant contributions receivable	4,916	1,718

Net assets available for benefits of the Master Trust	$4,973,961	$1,911,505

11

Net depreciation in fair value of investments and dividend income for the Master Trust for the year ended December 31, 2022, are as follows (dollars in thousands):

Year Ended December 31, 2022
Net appreciation (depreciation) in fair value of investments:
Sempra common stock	$176,262
Mutual funds	(88,736)
Common/collective trusts	(587,736)

Net depreciation in fair value of investments	$(500,210)

Dividend income	$46,894

5.    FAIR VALUE MEASUREMENTS
Plan management applies recurring fair value measurements to certain assets and liabilities. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.
The fair value hierarchy used by Plan management prioritizes the inputs used to measure fair value, with the highest priority given to observable inputs and the lowest priority given to unobservable inputs, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

12

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2022 and 2021 (dollars in thousands):

	December 31,	December 31,
	2022	2021
Level 1 investments:
Sempra common stock	$1,104,991	$1,030,456
Mutual funds	294,350	387,519

Total Level 1 investments	1,399,341	1,417,975

Investments measured at net asset value (NAV)*:
Common/collective trusts	2,953,882	3,540,180

Total Master Trust investments	$4,353,223	$4,958,155
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2022 or 2021.
The following is a description of the valuation methodologies and assumptions used to estimate the fair values of the investments in the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual funds are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Common/Collective Trusts — NAV is used as a practical expedient to estimate the fair value of participation units held in common/collective trust funds, for which the reported NAV reflects recent transaction prices. The NAV is provided by the trustee of each common/collective trust. Apart from the stable value fund, each common/collective trust allows for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement, has no unfunded commitments, and has no other redemption restrictions.
13

The stable value fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell its investment for an amount different from the reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment in the stable value fund for any purpose other than for benefit payments, participant loans, participant-directed investment transfers, and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the investment in the fund due to termination of the Master Trust. There are no unfunded commitments related to the stable value fund.
The valuation methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits at December 31, 2022 and 2021 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

	December 31,	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$1,669,876	$1,937,805
Delinquent notes receivable in the financial statements reported as deemed distributions of participant loans in the Form 5500	(505)	(478)
Net assets available for benefits per the Form 5500	$1,669,371	$1,937,327

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2022 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

Net decrease in net assets per the financial statements	$(267,929)
Add: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2021	478
Less: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2022	(505)
Net decrease in net assets per the Form 5500	$(267,956)

******
14

SUPPLEMENTAL SCHEDULE

15

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
Employer ID No: 95-1184800
Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 4.25% to 8.25%; maturities through January 2038	**
$26,623,850

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

16

Southern California Gas Company Retirement Savings Plan
Employer ID No: 95-1240705
Plan Number: 002
Financial Statements as of December 31, 2022 and 2021,
and for the Year Ended December 31, 2022, Supplemental
Schedule as of December 31, 2022, and Report of Independent
Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Southern California Gas Company Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 16, 2023

We have served as the Plan’s auditor since at least 1980; however, an earlier year could not be reliably determined.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
(Dollars in thousands)

	December 31,	December 31,
	2022	2021
ASSETS
NON-INTEREST BEARING CASH	$—	$772

INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	2,342,004	2,631,295

RECEIVABLES:
Notes receivable from participants	54,422	53,783
Dividends	4,726	4,882
Employer contributions	915	881
Participant contributions	2,901	2,941

Total receivables	62,964	62,487

TOTAL ASSETS	2,404,968	2,694,554

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,404,968	$2,694,554

See Notes to Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
(Dollars in thousands)

ADDITIONS:
Contributions:
Employer, net of forfeitures	$30,260
Participant	104,605
Participant rollovers	9,988

Total contributions	144,853

Interest income on notes receivable from participants	2,502

Total additions	147,355

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust	223,454
Distributions to participants or their beneficiaries	213,171
Administrative expenses	374

Total deductions	436,999

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(289,644)

PLAN TRANSFERS:
From plans of related entities	1,940
To plans of related entities	(1,882)

Net plan transfers	58

NET DECREASE IN NET ASSETS	(289,586)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,694,554

End of year	$2,404,968

See Notes to Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.    PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company, Employer or Plan Sponsor) with retirement benefits. All employees, both full-time or part-time, are eligible to participate immediately in the Plan after their date of hire. Participants are eligible to receive an Employer non-elective matching contribution. Employees may make regular savings investments in the common stock of Sempra (previously Sempra Energy prior to May 2023 and doing business as Sempra since July 2021), the indirect parent company of the Employer, through the Stock Investment Fund (Sempra Stock Fund), which is invested solely in Sempra common stock. In conjunction with the name change to Sempra, the Sempra Energy Savings Master Trust (the Master Trust) and other bodies charged with governance and/or oversight of the Plan are in process of being administratively renamed, which is not yet complete. Alternatively, participants may also elect to invest in other optional investments permitted by the Plan (further discussed below). The Sempra Energy Pension and Benefits Committee manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Transfers — Employees transfer between the Company and related entities for various reasons, and this results in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay (in increments of 1%) on a pretax basis, an after-tax basis or a combination thereof. Eligible participants may also make designated after-tax Roth contributions and rollovers to the Plan, as well as make in-Plan Roth conversions. The Internal Revenue Code (IRC) limited total individual pretax contributions to $20,500 for 2022. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $61,000 for 2022. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $6,500 on a pretax basis for 2022.
The Plan allows for automatic enrollment of and automatic deferral for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2022 was the T. Rowe Price Retirement Trust option that most closely aligned with the employee’s expected year of retirement at age 65.

Employer Non-Elective Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Employer’s matching contributions can be made in Sempra common stock, cash or any combination thereof at the discretion of the Plan Sponsor. Employer matching contributions made in cash are subsequently invested into any of the Plan’s designated investments according to each participant’s investment election; employer matching contributions made in Sempra common stock can be transferred, all or in part, into any of the Plan’s other designated investments at the election of the participant.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Vesting — Participant contributions are fully vested at all times. Vesting of the Employer non-elective matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Employer non-elective matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Master Trust (see Note 4). Employees elect to have their contributions and Employer non-elective matching contributions made in cash invested in increments of 1% in various investment options. Available investment options as of December 31, 2022 included:
•Sempra common stock through the Sempra Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, State Street Global Advisors (SSGA), and The Vanguard Group, Inc.;
•Custom investment funds (see below) offered through TRP and the Northern Trust Company; and
•A broad range of investments through a self-directed brokerage account, Schwab Personal Choice Retirement Account (SPCRA). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. The SPCRA allows participants to invest in any listed fund or security except Sempra common stock.

Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and similar employee benefit plans sponsored by Sempra and are invested in one or more underlying investments, which may include mutual funds and/or common/collective trusts. Prior to 2023, the Sempra Energy Savings Plan Fiduciary Committee made the decisions about selecting, monitoring and allocating assets between the investment managers and underlying investments within each custom investment fund. In 2023, this committee was dissolved and these responsibilities were assumed by the Sempra Energy Pension and Benefits Committee. The custom investment funds and their underlying target investment allocations are as follows below. Actual allocations may periodically deviate from target allocations due to market conditions and other factors.
•The International Equity Fund is a multi-manager structure with target allocations at December 31, 2022 and December 31, 2021 as follows:

	Target Allocation %
	December 31,	December 31,
	2022	2021
Schroder International Equity Trust	56.1%	56.1%
Fidelity Institutional Asset Management (FIAM) Select Emerging Market Equity Commingled Pool	28.5%	28.5%
FIAM Select International Small Cap Commingled Pool	10.4%	10.4%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5.0%	5.0%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure with target allocations at December 31, 2022 and December 31, 2021 as follows:

	Target Allocation %
	December 31,	December 31,
	2022	2021
T. Rowe Price Institutional Small-Cap Stock Fund	32.0%	32.0%
AllianceBernstein U.S. Small & Mid Cap Value Collective Investment Trust	31.5%	31.5%
Loomis Sayles Small/Mid Cap Growth Trust	31.5%	31.5%
State Street Russell Small/Mid Cap Index Non-Lending Series Fund	5.0%	5.0%
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.

Payment of Dividends — Active participants may elect at any time either to receive distributions of cash dividends on the shares of Sempra common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra common stock held in their account will receive such dividends in cash or have them reinvested in Sempra common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement, permanent disability or death, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan (subject to the required minimum distribution rules under U.S. federal tax laws), roll the entire amount to another qualified retirement plan or individual retirement account, receive a partial withdrawal, or receive their vested account balance in a single lump-sum payment in cash or in Sempra common stock for any portion of their account held in Sempra common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments.
The accounts of terminated participants with account balances from $1,001 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances of $1,000 or less automatically receive a lump-sum cash payment, with the ability to elect to rollover the balance to another employer’s qualified retirement plan or individual retirement account if the account balance is greater than $200.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their Employer contributions and the net assets of the Plan would be distributed to the participants.
Related Party and Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
Additionally, at December 31, 2022 and 2021, the Plan held, through the Master Trust, 4,095,286 shares and 4,400,818 shares, respectively, of Sempra common stock with a cost basis of $321,183,000 and $324,321,000, respectively. For shares of Sempra common stock held during the year ended December 31, 2022, the Plan recorded related dividend income of $19,299,000, which is included in Net investment loss in the Statement of Changes in Net Assets Available for Benefits.

Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra and the Company. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her vested account balance, or $50,000 less the participant’s highest outstanding loan balance in the preceding 12 months, whichever is less. The minimum amount that can be borrowed is $1,000. The fee charged for processing a loan is paid by the participant who takes out the loan and the participant also is charged an annual maintenance fee for each year a loan is outstanding. Participants may have up to two loans outstanding, both of which can be primary residence loans. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At December 31, 2022 and 2021, interest rates on participant loans ranged from 4.16% to 8.25% and 4.16% to 9.25%, respectively, and participant loans outstanding at December 31, 2022 had maturity dates through January 2038.
Forfeited Accounts — If a participant’s employment terminates prior to being fully vested in their Employer contributions, the non-vested portion of their account is forfeited. Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $5,000 and $19,000, respectively. In 2022, Employer contributions were reduced by $97,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option for cash dividends received on shares of Sempra common stock held in participants’ accounts through the Sempra Stock Fund and the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — As discussed in Notes 1 and 4, the Plan invests in various investment instruments through the Master Trust. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and market risk. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Plan’s investment consists of an interest in the Master Trust. The Plan’s interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 5 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Investment income consists of net appreciation (depreciation) in the fair value of investments and dividend income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Dividend income is recorded on the ex-dividend date.
Concentrations of Investments — Included in Plan investments, held through the Master Trust, at December 31, 2022 and 2021, are shares of Sempra common stock of $632,886 and $582,140, respectively. This investment represents 27.0% and 22.1% of total Plan investments at December 31, 2022 and 2021, respectively. A significant decline in the market value of Sempra common stock would significantly affect the Plan’s net assets available for benefits.
Additionally, the Master Trust has a significant concentration of investments in mutual funds and common/collective trusts offered by TRP and The Vanguard Group, Inc. at December 31, 2022 and 2021. A significant decline in the market value of these investments would significantly affect the Plan’s net assets available for benefits. The Plan’s share of these investments, held through the Master Trust, are as follows (dollars in thousands):

	December 31, 2022		December 31, 2021
	Amount	% of Plan Investments	Amount	% of Plan Investments
TRP	$1,087,367	46.4%	$1,242,371	47.2%
The Vanguard Group, Inc.	385,427	16.5%	484,279	18.4%
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2022 or 2021.

Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. Interest income is recorded on an accrual basis. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid principal balance and interest due to the Plan is treated as a deemed distribution to the participant. Deemed distributions are reported as taxable distributions to participants for purposes of reporting in the Form 5500; however, deemed distributions remain classified as notes receivable from participants until a qualifying distributable event occurs for purposes of reporting in conformity with GAAP.
Administrative Expenses — Each participant is charged an annual recordkeeping fee, which is paid on a monthly basis. The Company pays this fee for each participant during their first 23 months of employment. After 23 months of employment, this fee is charged to participants and deducted from participants’ accounts. Additionally, investment management fees (including fees associated with brokerage activity in the SPCRA), loan origination fees, loan maintenance fees and rollover fees charged by the receiving financial institution, when applicable, are charged to participants and deducted from participants’ accounts.
Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

3.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated August 7, 2017 that the Plan and the Master Trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. Additionally, in December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in statutory and administrative requirements. This list is published annually. The Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to remain tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INTEREST IN THE MASTER TRUST
The Plan’s investment consists of a divided interest, as discussed below, in the Master Trust. A portion of this interest in the Master Trust is held in a trust account at TRP and the remainder is held in a trust account at the Northern Trust Company, who acts as an agent for TRP and is the custodian of the custom investment funds, except the U.S. Large Cap Equity Fund for which TRP is the custodian. Use of the Master Trust permits the commingling of the trust assets of this and other similar employee benefit plans sponsored by Sempra or an affiliate for investment and administrative purposes. The Plan’s interest in the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of the Master Trust’s investments and each individual Plan participant’s share of each investment. Administrative expenses of the Master Trust are allocated to the Plan based upon each individual Plan participant’s share of each investment or the participant’s transaction in a specific investment.

The net assets available for benefits of the Master Trust at December 31, 2022 and 2021 are summarized as follows (dollars in thousands):

	December 31, 2022
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,104,991	$632,886
Mutual funds	294,350	146,014
Common/collective trusts	2,953,882	1,563,104

Master Trust investments	4,353,223	2,342,004

Plus:
Non-interest bearing cash	—	—
Dividends receivable	8,255	4,726
Employer contributions receivable	1,575	915
Participant contributions receivable	5,112	2,901

Net assets available for benefits of the Master Trust	$4,368,165	$2,350,546

	December 31, 2021
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,030,456	$582,140
Mutual funds	387,519	192,243
Common/collective trusts	3,540,180	1,856,912

Master Trust investments	4,958,155	2,631,295

Plus:
Non-interest bearing cash	772	772
Dividends receivable	8,635	4,882
Employer contributions receivable	1,483	881
Participant contributions receivable	4,916	2,941

Net assets available for benefits of the Master Trust	$4,973,961	$2,640,771

Net depreciation in fair value of investments and dividend income for the Master Trust for the year ended December 31, 2022, are as follows (dollars in thousands):

Year Ended December 31, 2022
Net appreciation (depreciation) in fair value of investments:
Sempra common stock	$176,262
Mutual funds	(88,736)
Common/collective trusts	(587,736)

Net depreciation in fair value of investments	$(500,210)

Dividend income	$46,894

5.    FAIR VALUE MEASUREMENTS
Plan management applies recurring fair value measurements to certain assets and liabilities. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.
The fair value hierarchy used by Plan management prioritizes the inputs used to measure fair value, with the highest priority given to observable inputs and the lowest priority given to unobservable inputs, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2022 and 2021 (dollars in thousands):

	December 31,	December 31,
	2022	2021
Level 1 investments:
Sempra common stock	$1,104,991	$1,030,456
Mutual funds	294,350	387,519

Total Level 1 investments	1,399,341	1,417,975

Investments measured at net asset value (NAV)*:
Common/collective trusts	2,953,882	3,540,180

Total Master Trust investments	$4,353,223	$4,958,155
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2022 or 2021.
The following is a description of the valuation methodologies and assumptions used to estimate the fair values of the investments in the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual funds are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Common/Collective Trusts — NAV is used as a practical expedient to estimate the fair value of participation units held in common/collective trust funds, for which the reported NAV reflects recent transaction prices. The NAV is provided by the trustee of each common/collective trust. Apart from the stable value fund, each common/collective trust allows for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement, has no unfunded commitments, and has no other redemption restrictions.

The stable value fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell its investment for an amount different from the reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment in the stable value fund for any purpose other than for benefit payments, participant loans, participant-directed investment transfers, and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the investment in the fund due to termination of the Master Trust. There are no unfunded commitments related to the stable value fund.
The valuation methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits at December 31, 2022 and 2021 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

	December 31,	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$2,404,968	$2,694,554
Delinquent notes receivable in the financial statements reported as deemed distributions of participant loans in the Form 5500	(1,220)	(1,297)
Net assets available for benefits per the Form 5500	$2,403,748	$2,693,257

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2022 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

Net decrease in net assets per the financial statements	$(289,586)
Add: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2021	1,297
Less: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2022	(1,220)
Net decrease in net assets per the Form 5500	$(289,509)

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
Employer ID No: 95-1240705
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 4.16% to 8.25%; maturities through January 2038	**
$53,201,830

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Sempra Energy Pension and Benefits Committee have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 16, 2023	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 16, 2023	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 16, 2023	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra